Exhibit 8.2

Internal Revenue Service	Department of the Treasury Washington, DC 20224
Index Number: 856.00-00, 562.00-00

M. Kirk Scott	Person To Contact:
Chief Financial Officer	Julanne Allen, ID No. 50-40749
Dividend Capital Total Realty Trust Inc.	Telephone Number:
518 Seventeenth Street, 17th Floor	(202) 622-6276
Denver, CO 80202	Refer Reply To:
CC:FIP:B01
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Date: November 1, 2011

Legend:

Taxpayer	=	Dividend Capital Total Realty Trust Inc. (EIN 30-0309068)

Advisor	=	Dividend Capital Total Advisors LLC

Dealer Manager	=	Dividend Capital Securities LLC

Year 1	=	2006

A	=	3.00

B	=	365th

C	=	0.50

D	=	0.60

E	=	1.10

F	=	6

G	=	25

H	=	10

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Dear Mr. Scott:

This is in reply to a letter dated July 15, 2011, and additional correspondence dated September 15, 2011 and October 7, 2011, requesting rulings on behalf of Taxpayer. You have requested rulings that: (1) the issuance of two newly created classes of common stock with class-specific allocations of different distribution fees and advisory fees, as described below, will not cause dividends paid by Taxpayer with respect to its shares to be preferential dividends within the meaning of section 562(c) of the Internal Revenue Code of 1986, as amended (the “Code”); and (2) the issuance of two classes of common stock with different distribution fees will not cause Taxpayer to fail to qualify as a real estate investment trust (“REIT”) under part II of subchapter M (sections 856-859) of the Code.

FACTS

Taxpayer is a public non-traded REIT that owns a diversified portfolio of real estate properties generally comprised of office, industrial and retail properties, as well as investments in other real estate assets. Taxpayer is advised by Advisor. Taxpayer has invested in joint ventures and other partnerships, and in addition to real estate, has made investments in mortgages and similar debt obligations. Taxpayer elected to qualify as a REIT beginning in its Year 1 taxable year, and has to date issued only unclassified shares of common stock (the “Class A Shares”). Taxpayer expects to issue two additional classes of common stock (the “Class W Shares” and “Class I Shares”) as explained below (together with the Class A Shares, the “Multi-Class Structure”). All of the Class A Shares, Class W Shares and Class I Shares will be entitled to one vote per share.

Taxpayer’s primary investment objectives are: (1) to provide its shareholders with portfolio diversification; (2) to provide current income to shareholders in the form of quarterly cash distributions; (3) to achieve long-term appreciation in net asset value; and (4) to enable shareholders to utilize real estate as an asset class in diversified, long-term investment portfolios.

Taxpayer represents that its shares of common stock are not currently listed on a securities exchange and it is not expected that any such listing will occur in the foreseeable future if Taxpayer proceeds with the public offering of Class W Shares and Class I Shares. Shareholders have obtained partial liquidity for their Class A Shares through Taxpayer’s redemption plan (the “Plan”). Taxpayer expects to amend the terms of the Plan to provide greater liquidity than that currently available for holders of Class A Shares. The Class W Shares and Class I Shares will also be part of the Plan, which will generally allow all common shareholders to request that Taxpayer redeem their shares at the net asset value (“NAV”) per share.

Taxpayer intends to file a Registration Statement on Form S-11 (the “Registration Statement”) to register the public offering of the Class W Shares and the Class I Shares on a “best efforts” basis through Dealer Manager, a broker-dealer registered with Financial Industry Regulatory Authority (“FINRA”). Dealer Manager will engage other participating broker-dealers to offer and sell the shares to the public. The price to be paid for a Class W Share or a Class I Share in the proposed offering will equal the NAV

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of each share plus, with respect to Class W Shares only, applicable Selling Commissions, as defined below. At the commencement of the offering, the NAV of a Class W Share and Class I Share will be the same as that of a Class A Share. Taxpayer intends to engage in multiple back-to-back offerings of Class W Shares and Class I Shares such that such shares will be continuously offered with no predetermined date on which Taxpayer would cease offering such shares. Taxpayer does not currently contemplate raising capital through the issuance of Class A Shares, except to existing holders of Class A Shares pursuant to Taxpayer’s dividend reinvestment plan. Such Class A Shares will be sold at a price equal to the NAV of a Class A Share.

In Taxpayer’s proposed public offering, with respect to the Class W Shares only Taxpayer will pay the Dealer Manager a selling commission (the “Selling Commission”) of up to A%, substantially all of which will be reallowed by Dealer Manager to the participating broker-dealers. A participating broker-dealer may elect to forgo all or a portion of the Selling Commission, with a corresponding reduction in both the purchase price for the Class W Shares and the amount Taxpayer pays to Dealer Manager. In addition, for the Class W Shares only, Taxpayer will also pay Dealer Manager a distribution fee that accrues daily in an amount equal to 1/B of C% of the NAV for the Class W Shares for such day (the “Distribution Fee”). The Distribution Fee will be reallowed by Dealer Manager to the participating broker-dealers.

With respect to both the Class W Shares and Class I Shares, Taxpayer will also pay a dealer manager fee that accrues daily in an amount equal to 1/B of D% of the NAV for each of the Class W Shares and Class I Shares for such day (the “Dealer Manager Fee”). Dealer Manager may reallow a portion of the Dealer Manager Fee to participating broker-dealers. No ongoing dealer manager fee is charged with respect to the Class A Shares as those shares generally were issued previously and, at the time of issuance, Dealer Manager was paid an upfront dealer manager fee.

Class 1 Shares may generally only be purchased by investors who pay an asset-based fee for investment advisory services, such as clients of registered investment advisors or broker-dealer customers who have wrap accounts. By purchasing Class I Shares, such investors can avoid paying both asset-based fees to their investment advisors and Selling Commissions and Distribution Fees to their broker-dealers. Without this accommodation, Taxpayer does not believe its shares would be as attractive to investors who pay asset-based fees. Class I Shares may also be purchased under Taxpayer’s “friends and family program.”

Taxpayer will pay a fee to Advisor for the implementation of Taxpayer’s investment strategy and the management of its day-to-day operations (the “Advisory Fee”). The Advisory Fee will comprise two separate components: (i) a fixed component that accrues daily in an amount equal to 1/B of E% of the NAV for each class (Class A Shares, Class W Shares and Class I Shares) for such day and (ii) a performance-based component (the “Performance Fee”) that accrues daily calculated for each class (Class A Shares, Class W Shares and Class I Shares) on the basis of the total return of that

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class in any calendar year, such that for any year in which the total return per share for such class exceeds F% per annum, Advisor will receive G% of the excess total return allocable to that class, provided that in no event will the Performance Fee component exceed H% of the aggregate total return allocable to such class for such year. However, in the event that the NAV per share of each of the Class A, the Class W Shares or Class I Shares decreases below a certain NAV (the“High-water Mark”), the Performance Fee component will not be earned on any increase in NAV up to the High-water Mark. Taxpayer expects the High-water Mark to approximate the NAV per share for each class of common stock at the inception of the offering of the Class W Shares and Class I Shares; however, Taxpayer may choose a different number as the High-water Mark provided, that such new High-water Mark will be the same for each class of Taxpayer’s common stock. In addition, under certain circumstances, after the commencement of the offering of the Class W Shares and the Class I Shares, this High-water Mark may be raised or lowered by the Board of Taxpayer, in either case with the new High-water Mark applicable to all classes of Taxpayer’s common stock, including any class of common stock to be issued by Taxpayer in the future.

Taxpayer represents that the fees paid by Taxpayer to Dealer Manager are higher with respect to the sale of the Class W Shares than Class I Shares and there are no such future fees with respect to Class A Shares. In addition, the Advisory Fee paid by Taxpayer to the Advisor will vary with respect to the different classes of stock due to their different NAVs, and the Performance Fee component of the Advisory Fee will vary with respect to the different classes of stock due to their different investor returns (based on distributions and growth in NAV), as explained below. Because these varying fees are paid by Taxpayer, in order that they can be equitably borne by the appropriate investors, Taxpayer will allocate class-specific expenses to each class of stock and reduce the distributions payable with respect to each class accordingly. The class-specific allocation of the Distribution Fee and Dealer Manager Fee will cause the investor returns on the Class A Shares, Class W Shares and Class I Share to vary, which (as noted above) may entitle Advisor to receive a Performance Fee with respect to one class but not the other. In accordance with Rev. Proc. 99-40, 1999-2 C.B. 565, these rights with respect to distributions (both regular and liquidating distributions) will be embodied in Taxpayer’s Articles Supplementary.

As noted above, Taxpayer has registered its shares with the SEC and each state where Taxpayer intends to offer its shares. While some of the states will approve the offering conditioned only upon it being declared effective by the SEC, without further review, the offering is subject to a merit review by the securities regulators in dozens of states. The merit review process involves the consideration by state securities regulators of whether an offering is “fair, just and equitable,” applying both objective and subjective standards.

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Law and Analysis:

Section 857(a)(1) requires, in part, that a REIT’s deduction for dividends paid for a tax year (as defined in section 561, but determined without regard to capital gains dividends) equal or exceed 90% of its REIT taxable income for the tax year (determined without regard to the deduction for dividends paid and by excluding any net capital gain).

Section 561(a) defines the deduction for dividends paid, for purposes of section 857, to include dividends paid during the taxable year.

Section 561(b) applies the rules of section 562 for determining which dividends are eligible for the deduction for dividends paid under section 561(a).

Section 562(c) provides that the amount of any distribution will not be considered as a dividend for purposes of computing the dividends paid deduction under section 561 unless the distribution is pro rata. The distribution must not prefer any shares of stock of a class over other shares of stock of that same class. The distribution must not prefer one class of stock over another class except to the extent that one class is entitled (without reference to waivers of their rights by stockholders) to that preference.

Rev. Proc. 99-40 describes conditions under which distributions made to a shareholder of a regulated investment company (“RIC”) may vary and nevertheless be deductible as dividends under section 562. Rev. Proc. 99-40 holds, in part, that variations in distributions to shareholders that exist solely as a result of certain allocations of fees and expenses described in the revenue procedure do not prevent the distributions from being dividends under section 562. The requirements of Rev. Proc. 99-40 are based on similar requirements contained in Rule 18f-3, 17 C.F.R. 270.18f-3, under the Investment Company Act of 1940, 15 U.S.C. § 80a-1 et seq. (“1940 Act”) that are meant to ensure the fair and equal treatment of shareholders. One requirement of Rev. Proc. 99-40 is that the advisory fee must not be charged at different rates for different groups of shareholders. However, the groups of shareholders may be allocated and may pay a different advisory fee to the extent that any difference in amount paid is the result of the application of the same performance fee provisions in the advisory contract to the different investment performance of each group of shareholder.

As a REIT, Taxpayer is not within the scope of Rev. Proc. 99-40. Nevertheless, Congress and the Service have acknowledged the similarity between RICs and REITs in many areas and have afforded them similar treatment in many situations. The legislative history underlying the tax treatment of REITs indicates Congress generally intended to equate the tax treatment of REITs with the treatment accorded RICs. REITs were created to provide an investment vehicle similar to the RIC for small investors to invest in real estate and real estate mortgages. See H.R. Rep. No. 2020, 86th Cong., 2d Sess. 3 (1960). Closed-end RICs and REITs are each subject to the requirements under section 562(c) prohibiting preferential dividends in order to be entitled to a deduction for dividends paid under section 561. Consequently, the rationale underlying Rev. Proc. 99-40 applies equally to both RICs and REITs.

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Under the Multi-Class Structure, distributions payable to holders of the Class A Shares, Class I Shares and Class W Shares will differ only by reason of the special allocation of the Selling Commission and Distribution Fee to Class W Shares (and differences attributable to different net asset values of each Class as permitted under Rev. Proc. 99-40 with respect to RICs). The Advisory Fee is charged at the same rate for each Class, consistent with the requirement for RICs under Rev. Proc. 99-40. The Class A Shares, Class I Shares and Class W Shares may be allocated and may pay a different Advisory Fee, but only to the extent that any difference in amount paid is the result of the application of the same Performance Fee provisions of the advisory contract, which is also consistent with the requirement for RICs under Rev. Proc. 99-40.

Also, although Taxpayer is not governed by Rule 18f-3, it is subject to numerous SEC, state and FINRA restrictions, regulations, and oversight with respect to its stock offerings, “operations and rights of its stockholders. Taxpayer’s offering is subject to a merit review that is specifically intended to ensure that stockholders are treated fairly.

The state review process entails an extensive response process that can last for several months. The registration of the offering in the states will expire, in most cases, after one year and, in some cases, sooner. In order to continue offering shares in those states, Taxpayer will be required to renew the offering separately with each state. The renewal process is generally less involved than the initial registration of the offering, but it will still include a merit review by some of the states.

North American Securities Administrators Association (“NASAA”) has established the NASAA REIT Guidelines for review of offerings by non-listed REITs. The NASAA REIT Guidelines, which have been adopted largely intact by all of the states, contain comprehensive investor protections. For example, the NASAA REIT Guidelines require that a majority of a REIT’s board of directors be independent. The NASAA REIT Guidelines also require a determination by Taxpayer’s independent directors that the total fees and expenses of Taxpayer are reasonable to holders of both Classes. This will entail a determination as to whether different expenses charged to different Classes are reasonable.

In addition to the regulatory review of Taxpayer’s continuous offering by the SEC and states, FINRA Rule 2310 governs the behavior of financial advisors who participate in Taxpayer’s offering. Pursuant to FINRA Rule 2310, all FINRA member firms who recommend the purchase of Taxpayer’s shares to a potential investor must have reasonable grounds to believe the investment is suitable for such investor on the basis of information obtained from the investor concerning such investor’s investment objectives, other investments, financial situation and needs, and any other information known by the FINRA member or registered representative. FINRA also requires that FINRA member firms that participate in Taxpayer’s offering have reasonable grounds to believe that all material facts regarding the program are adequately and accurately disclosed by the program. For a continuous offering, this obligation applies throughout the duration of the offering.

As a REIT, Taxpayer is not within the scope of Rev. Proc. 99-40 and the Distribution Fee is not technically a 12b-1 fee. However, as noted above, Congress and the Service have acknowledged the similarity between RICs and REITs in many areas and have afforded them similar treatment in many situations. Furthermore, as discussed above, the Distribution Fee is imposed in a manner consistent with 12b-1 fees.

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Accordingly, we conclude that Taxpayer’s issuance of the Class I Shares and Class W Shares as described above will not cause dividends paid by Taxpayer with respect to the Class A Shares, Class I Shares and Class W Shares to be preferential dividends within the meaning of section 562(c). Furthermore, the issuance of the Class I Shares and Class W Shares will not cause Taxpayer to fail to qualify as a REIT. In addition, the class-specific allocation of class expenses and the class-specific allocation of the Performance Fee described in this letter are also consistent with the requirements for RICs in Rev. Proc. 99-40.

Except as specifically ruled upon above, no opinion is expressed concerning any federal income tax consequences relating to the facts herein under any other provision of the Code. Specifically, we do not rule whether Taxpayer otherwise qualifies as a REIT under part II of subchapter M of Chapter 1 of the Code. Furthermore, no opinion is expressed concerning the accuracy of the NAV of Taxpayer’s stock for purposes of subchapter M.

This ruling is directed only to the taxpayer requesting it. Taxpayer should attach a copy of this ruling to each tax return to which it applies. Section 6110(k)(3) of the Code provides that this ruling may not be used or cited as precedent.

In accordance with the Power of Attorney on file with this office, a copy of this letter is being sent to your authorized representative.

Sincerely,

/s/ Robert A. Martin

Robert A. Martin
Senior Technician Reviewer, Branch 1
(Financial Institutions & Products)

Enclosures:

Copy of this letter

Copy for section 6110 purposes

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cc:	Robert J. Le Duc
DLA Piper LLP (US)
203 North LaSalle St., Suite 1900 Chicago, IL 60601-1293

Internal Revenue Service
Attn: Industry Director, Financial Services (LB&I:F)
290 Broadway, 12th Floor
New York, NY 10007